Filed by Queens County Bancorp, Inc.
                                       Pursuant to Rule 425 Under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                           to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
s
                                    Subject Company: Queens County Bancorp, Inc.
                                                     Commission File No. 0-22278


[LOGO]

Queens County Bancorp, Inc.
Friedman Billings Ramsey
7th Annual Investor Conference

September 11, 2000

                               [GRAPHIC OMITTED]

                               Solid Fundamentals.

                                    Steady Earnings Growth.

                                         Significant Potential.

[LOGO] Queens County Bancorp, Inc.

       Forward-Looking Statements

       This presentation contains certain forward-looking statements with regard to the Company's prospective performance, strategies, and pending merger with Haven Bancorp, Inc. within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future results. Specific factors that could cause future results to vary from current management expectations are discussed in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2000.

       Forward-looking statements may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this presentation: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis. In addition, factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the companies' operations, pricing, and services. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

       The Company and Haven Bancorp, Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge from Ilene A. Angarola, Vice President, Investor Relations, at Queens County Bancorp, Inc., 38-25-Main Street, Flushing, NY 11354. Documents filed with the SEC by Haven Bancorp, Inc. will be available free of charge from Catherine Califano, Senior Vice President and Chief Financial Officer at Haven Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590.


2                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company has been ranked the nation's top-performing thrift*.

                                    6/30/00       6/30/00        6/30/00
                                    Industry        QCSB           QCSB
                                    Average       Earnings    Cash Earnings

================================================================================

                    ROA               0.74%         1.57%         2.08%

                    ROE               7.68         23.77         31.40

       Efficiency ratio              63.47         31.77         29.37

Op. expense/Avg. assets               2.38          1.14          1.06

   Interest rate spread               2.84          3.17          3.17

    Net interest margin               3.31          3.50          3.50

*May 2000 ThriftINVESTOR


3                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       From 1993-1999, diluted cash EPS rose 341%.

                               [GRAPHIC OMITTED]

[The following table was depicted as a mountain chart in the printed material.]

                                            1993   1994   1995   1996   1997   1998   1999   2000

       Diluted earnings per share           $0.48  $0.68  $0.77  $0.85  $1.07  $1.34  $1.59  $1.76*

       Diluted cash earnings per share      $0.53  $0.80  $0.91  $1.12  $1.62  $2.17  $2.34  $2.33*

       *    Consensus earnings estimate


4                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company's 6/30/00 Cash ROA exceeded the industry average by 134 basis points.

                               [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

Industry ROA       0.68%      0.68%      0.84%      0.89%      0.86%      0.74%
QCSB ROA           1.72%      1.63%      1.61%      1.62%      1.69%      1.57%
QCSB Cash ROA      2.02%      2.14%      2.46%      2.64%      2.37%      2.08%

Average Assets   $1,172.6   $1,282.1   $1,441.3   $1,658.3   $1,868.3   $1,954.8
                   1995       1996       1997       1998       1999      6/30/00


5                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company's 6/30/00 Cash ROE was 4.1 times the industry average.

                               [GRAPHIC OMITTED]

  [The following table was depicted as a line graph in the printed material.]

                   1995      1996      1997      1998      1999      6/30/00

Industry ROA       9.02%     8.88%     9.18%     7.93%     8.14%       7.68%
QCSB ROA           9.70%    10.10%    12.95%    17.32%    22.99%      23.77%
QCSB Cash ROA     11.36%    13.24%    19.71%    28.13%    32.21%      31.40%


6                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company's profitability has stemmed from solid fundamentals:

       Loan-driven Asset Growth

       o Since 1993, the multi-family mortgage loan portfolio has grown to $1.5 billion, an increase of 248%.

       o In 1999, multi-family loan originations totaled $603.0 million, exceeding the 1998 total by 47%.

       o Multi-family loan originations totaled $238.9 million in the first six months of 2000; the pipeline held $206.0 million more at July 12.

       o     Since 1993, the Company's average assets have grown 100%.


7                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company's profitability has stemmed from solid fundamentals:

       Exceptional Asset Quality

       o The Company has had 23 consecutive quarters without any net charge-offs.

       o There have been no non-performing in-market multi-family loans since at least 1987.

       o     At June 30, 2000, the ratio of NPAs to total assets was 0.15%.

       o     The ratio of NPLs to loans, net was 0.17%.


8                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       At $7.0 million, the allowance for loan losses is nearly five times the total volume of net charge-offs since 1987.

                                [GRAPHIC OMITTED]

       Since 1987, the Company has recorded accumulated net charge-offs of $1.4 million.

                                [GRAPHIC OMITTED]

       On the basis of this experience, the current allowance for loan losses could provide coverage for the next 69 years.


9                                                                      [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company's profitability has stemmed from solid fundamentals:

       Effective Cost Control

       o While growing the balance sheet, the Company has reduced its operating expense from a high of $27.1 million in 1997 to a low of $21.4 million in 1999, an improvement of 21%.

       o The Company's June 30, 2000 cash efficiency ratio was 29.37%, as compared to the industry average of 63.47%.

       o The cash ratio of operating expense to average assets was 1.06%, as compared to the industry average of 2.38%.


10                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Company has enhanced value through a series of strategic actions.

       o     5 stock splits in four years

       o A 22-fold increase in the quarterly cash dividend; on a pre-split basis, the current annualized dividend is equivalent to $6.75 per share

       o     13.7 million shares repurchased from October 1994 through August
             15, 2000

       o The Company has contracted to sell its executive office building and the adjacent parking lot to a local real estate developer for a pre-tax gain of approximately $14.0 million.

       o The Company signed a definitive agreement to acquire Haven Bancorp, Inc. on June 27, 2000.


11                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The acquisition marries a proven deposit generator with a proven generator of high quality assets.

                         ----------            ----------

                            QCSB                  HAVN
                            Loans               Deposits

                         ----------            ----------

                                        |
                                        |
                                   ----------

                                      NYCB

                                   ----------

                 A balanced, self-funding financial institution
               with assets of $5.0 billion, loans of $3.5 billion,
                          and deposits of $3.2 billion


12                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       Key Transaction Terms

       Fixed exchange ratio:           1.04 QCSB shares per HAVN share

       Price per HAVN share:           $18.85(1)

       Transaction value:              $196 million(1)

       Implied market premium:         4.0%(2)

       New company name:               New York Community Bancorp, Inc. ("NYCB")

       Headquarters:                   Westbury, New York

       HAVN board representation:      3 of 11 seats on NYCB board

       Chairman, President & CEO:      Joseph R. Ficalora

       (1)   Based on QCSB closing price on June 27, 2000.

       (2)   Premium to HAVN June 27, 2000 closing price.


13                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       Key Structural Terms

       Transaction structure:             Purchase
                                          Tax-free exchange
                                          19.9% stock option granted to QCSB

       Ownership split:                   68% QCSB / 32% HAVN(1)

       Stock buyback:                     Up to 20% of the shares issued in the
                                          transaction(2)

       Expected closing:                  4Q 2000

       Estimated merger-related charges:  $31 million (pre-tax)

       Estimated annual cost savings:     $14 million (pre-tax) / $8.5 million
                                          (after- tax)

       Required approvals:                QCSB and HAVN shareholders
                                          Federal Reserve Bank
                                          NYS Banking Department
                                          FDIC
                                          OTS

       (1)   Excludes the impact of any share repurchases.

       (2)   Under certain circumstances, shares of HAVN may be purchased.


14                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       There are several compelling reasons for the QCSB/HAVN combination.

       o Facilitates cost-effective loan growth by replacing wholesale borrowings with lower cost deposits

       o Expands the Company's market share in its core Queens market and increases its presence throughout metro New York

       o     Enhances the potential for increased fee income

       o Addresses HAVN's balance sheet risks through purchase accounting and planned balance sheet restructuring

       o     Augments QCSB's management team

       o     Generates estimated earnings accretion of approximately 25%


15                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

       The Haven acquisition will be a significant source of low-cost funding for the Company's mortgage loans.

                                [GRAPHIC OMITTED]

   [The following tables were depicted as pie charts in the printed material.]

                                     QCSB                           HAVN                             NYCB
                        Total Deposits: $1.0 billion    Total Deposits: $2.2 billion    Total Deposits: $3.2 billion
Non-interest bearing                 4.3%                            6.9%                            6.1%
NOW and MMAs                        10.1%                            9.8%                            9.9%
Savings                             27.0%                           30.3%                           29.2%
CDs                                 58.6%                           53.0%                           54.8%


16                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

Upon completion of the merger, the Company will restructure the balance sheet, improving the ratio of loans to deposits to approximately 80%.

(dollars in billions)

[The following was represented as a bar graph in the printed material.]

Loans   Deposits            Loans   Deposits                 Loans   Deposits

$1.8   $1.0                 $3.5     $3.2                    $2.5      $3.1

    QCSB                        NYCB                             NYCB
6/30/00: 160%           Upon completion: 110%           After restructuring: 80%


17                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

New York Community Bancorp may retain two charters to facilitate further consolidation and operational flexibility.

[The following was represented as an organizational chart in the printed material.]

                ----------------------------------------------------
                        New York Community Bancorp, Inc.
                ----------------------------------------------------

       Traditional Branch Banking                Supermarket Branch Banking
     -----------------------------               --------------------------
       Queens              CFS                             CFS
       County          Traditional                      Supermarket
     Savings Bank        Branches                        Branches
     -----------------------------               --------------------------


18                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

The acquisition will expand the Company's footprint and provide a broader, more diversified branch network.

                                 [MAP OMITTED]


19                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

The acquisition significantly improves the Company's position in its core Queens market...

(dollars in millions)

                                                                Queens
                                                 Total          Market
Rank    Institution                             Deposits        Share
--------------------------------------------------------------------------------
 1      CHASE MANHATTAN CORP. (NY)              $ 4,102          14.3%
 2      CITIGROUP INC. (NY)                       3,124          10.9
 3      ASTORIA FINANCIAL CORP. (NY)              2,915          10.2
 4      NORTH FORK BANCORP (NY)                   2,598           9.1
 5      GREENPOINT FINANCIAL CORP (NY)            2,299           8.0
 6      NEW YORK COMMUNITY BANCORP (NY)           2,277           8.0
 6      HSBC HOLDINGS, PLC (FO)                   1,991           7.0
 7      HAVEN BANCORP, INC. (NY)                  1,178           4.1
 8      RIDGEWOOD SAVINGS BANK (NY)               1,133           4.0
 9      QUEENS COUNTY BANCORP, INC. (NY)          1,099           3.8
10      INDEPENDENCE COMM. BANK CORP. (NY)          876           3.1
--------------------------------------------------------------------------------
        Totals: QUEENS, NY                      $28,617         100.0%

Source: SNL Branch Migration DataSource as of June 30, 1999


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

[LOGO] Queens County Bancorp, Inc.

 ...and changes the competitive landscape for NY thrifts.

(dollars in millions)

                                                 Total          Market
Rank    Institution                             Deposits        Share
--------------------------------------------------------------------------------
 1      GREENPOINT FINANCIAL CORP.              $11,792          18.5%
 2      DIME BANCORP, INC.                       11,417          18.0
 3      ASTORIA FINANCIAL CORP.                   9,497          14.9
 4      EMIGRANT BANCORP, INC.                    4,479           7.0
 5      APPLE BANK FOR SAVINGS                    4,460           7.0
 6      ROSLYN BANCORP, INC.                      4,257           6.7
 7      INDEPENDENCE COMM. BANK CORP.             3,439           5.4
 8      NEW YORK COMMUNITY BANCORP                3,012           4.7
 8      HAVEN BANCORP, INC.                       1,844           2.9
 9      STATEN ISLAND BANCORP, INC.               1,821           2.9
10      RIDGEWOOD SAVINGS BANK                    1,811           2.8
12      QUEENS COUNTY BANCORP, INC.               1,168           1.8
--------------------------------------------------------------------------------
        TOTAL                                   $63,583         100.0%

Source: SNL Branch Migration DataSource as of June 30, 1999

N.B. Market served is defined as Kings, Nassau, New York, Queens, Richmond, Rockland, Suffolk, and Westchester counties.


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

[LOGO] Queens County Bancorp, Inc.

While not included in the pro forma numbers, the potential for increased fee income is significant.

o     HAVN has a demonstrated ability to generate fee income

o The combined company will offer several fee-generating products, including:

            o     Insurance
            o     Annuities
            o     Brokerage
            o     Mutual funds
            o     Single-family mortgages
            o     Consumer loans

22                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

Upon completion of the merger, the Company will implement a profitable restructuring plan.

1)    Reduce the securities and 1-4 family mortgage loan portfolios:

      o     Sell $1 billion; run-off or sell remainder in future periods
      o Proceeds used to fund higher-yielding multi-family loan production, pay down borrowed funds, and fund disposition of sold or closed branches

2)    Focus on core franchise - sell CT and NJ supermarket branches

3) Repurchase up to 20% of the shares issued in the transaction subject to market conditions; leverage excess capital as attractive opportunities arise

4) Mark-to-market balance sheet to absorb current embedded losses up front and enhance future-period earnings

5) Retain Haven's headquarters in Westbury to take advantage of attractive tax and operational benefits


23                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

The Company anticipates selling the 15 out-of-state supermarket branches.

(dollars in millions; data at or for the quarter ended 6/30/00)

                                          Core        Non-Core
                                           NY          CT/NJ          Total
                                  ----------------------------------------------
Traditional Branches
--------------------

QCSB                                        11             -               11
   Deposits                             $1,040             -           $1,040
   Cost                                   4.02%            -             4.02%

HAVN                                         8             -                8
   Deposits*                            $1,246             -           $1,246
   Cost                                   3.90%            -             3.90%

Supermarket Branches
--------------------

 Pathmark                                   38             -               38
 Shoprite                                    5            12               17
 Other                                       4             3                7
                                  --------------  --------------  --------------

   Total supermarket branches               47            15               62
   Deposits                              $ 764          $144           $  908
   Cost                                   4.54%         4.96%            4.61%

Total combined deposits                 $3,050          $144           $3,194
Weighted average cost                     4.11%         4.96%            4.15%
                                  --------------

* Excludes approximately $50 million of affiliate company deposits.


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

[LOGO] Queens County Bancorp, Inc.

The transaction is expected to be approximately 25% accretive to earnings in 2001.

(dollars in millions, except per share amounts)

                                                            Projected
                                               ---------------------------------
                                                  2001                   2002
                                               ---------               ---------
QCSB stand-alone (1)                               $35                     $39
HAVN stand-alone (2)                               $23                     $25

Cost savings                                         4                       7
Purchase accounting/Restructuring impact            10                       6
Goodwill amortization                               (6)                     (6)
                                               ---------               ---------
         Pro forma net income                      $66                     $70
                                               =========               =========
Stand-alone EPS                                  $1.95                   $2.16
Pro forma EPS                                     2.47                    2.63
--------------------------------------------------------------------------------
         % Accretion                              26.8%                   21.7%
--------------------------------------------------------------------------------
Stand-alone cash EPS                             $2.64                   $2.86
Pro forma cash EPS                               $2.74                   $3.17
--------------------------------------------------------------------------------
         % Accretion                               3.8%                   10.8%
--------------------------------------------------------------------------------
ROAA                                              1.62%                   1.68%
ROACE                                             20.5                    20.0

Average diluted shares outstanding (3)            26.8                    26.8

(1) Based on IBES estimates (as of May 17, 2000) of $1.95 for 2001 grown at IBES long-term growth rate of 11% for 2002.
(2) Based on IBES estimates (as of May 17, 2000) of $2.51 for 2001 grown at IBES long-term growth rate of 9% for 2002.
(3)   Includes effect of 20% repurchase at transaction price.


25                                                                     [GRAPHIC]
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

[LOGO] Queens County Bancorp, Inc.

Projected Pro Forma Balance Sheet

(dollars in millions)


                                  Projected at 12/31/00        Purchase &       Combined       Projected Pro Forma
                                -------------------------     Restructuring     Pro Forma     ---------------------
                                 QCSB     HAVN     Total      Adjustments(1)    31-Dec-00      2001(2)      2002(2)
-------------------------------------------------------------------------------------------------------------------
Securities                      $  213   $  950    $1,163        $   (58)         $1,104        $  679      $  155
Net loans                        1,744    1,805     3,549         (1,071)          2,478         2,899       3,637
Goodwill                            --        1         1            127             128           121         115
Other assets                       118      210       328             31             359           385         368
                                ------   ------    ------        -------          ------        ------      ------
  Total assets                  $2,076   $2,966    $5,042        $  (972)         $4,070        $4,083      $4,275
                                ======   ======    ======        =======          ======        ======      ======

Deposits                        $1,093   $2,151    $3,244        $  (156)         $3,088        $3,088      $3,211
Borrowed funds/other               831      706     1,536           (863)            674           659         696
                                ------   ------    ------        -------          ------        ------      ------
Total liabilities                1,924    2,857     4,780         (1,019)          3,761         3,746       3,908
Common equity                      152      109       261             47             309           337         367
                                ------   ------    ------        -------          ------        ------      ------
  Total liabilities & equity    $2,076   $2,966    $5,042        $  (972)         $4,070        $4,083      $4,275
                                ======   ======    ======        =======          ======        ======      ======

Loans/deposits                   160.3%    84.7%    110.2%            --            80.6%         94.4%      114.0%
Tangible common equity            7.33     3.65      5.16             --            4.58          5.44        6.07
Tier 1                           15.20    11.50     13.25             --           13.29         14.73       15.57
Leverage ratio                   10.17     6.04      7.74             --            7.88          8.72        9.19

(1)   QCSB estimates

(2)   Includes impact of 20% share repurchase.


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

[LOGO] Queens County Bancorp, Inc.

The merger is progressing according to schedule.

o     S-4 filed August 3, 2000

o     Regulatory applications filed

o     Special Meeting of Shareholders to be set

o     Systems/product integration process initiated

o     On target for 4Q 2000 close


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